UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of February, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company






Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 23 February 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 55,653,209 shares, now represents 6.919% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedule attached (below)






Date: 21 February 2006

                      AMENDED SECTION 198 NOTIFICATION
                            Notification Of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International S.A., Capital International, Inc., Capital International Limited, and Capital Guardian Trust Company, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

     Ordinary Shares (804,342,765 shares outstanding)

Number of shares in which the Companies have an interest:

     55,653,209

Name(s) of registered holders):

     See Schedule B


As of 21 February 2006

Pearson plc



                                                       Number of     Percent of
                                                          Shares    Outstanding

The Capital Group Companies, Inc., ("CG") holdings    55,653,209         6.919%

Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company                        19,256,578         2.394%

Capital International Limited                          8,539,489         1.062%

Capital International S.A.                             2,616,209         0.325%

Capital International, Inc.                            1,486,661         0.185%

Capital Research and Management Company               23,754,272         2.953%


Schedule A

                   Schedule of holdings in Pearson plc
                          As of 21 February 2006

                     Capital Guardian Trust Company

Registered Name                                                Local Shares

State Street Nominees Limited                                     2,357,458

Bank of New York Nominees                                          730,403

Northern Trust                                                     140,200

Chase Manhattan Bank Australia Limited                               1,300

Chase Nominees Limited                                           8,250,834

BT Globenet Nominees Ltd.                                          325,535

Midland Bank plc                                                 1,707,685

Cede & Co.                                                         145,463


Schedule B


Deutsche Bank Mannhelm                                                 900

Bankers Trust                                                      780,100

Barclays Bank                                                       81,200

Citibank London                                                      5,300

Royal Trust                                                         10,800

Brown Bros.                                                         22,193

Nortrust Nominees                                                3,051,197

Royal Bank of Scotland                                              45,500

MSS Nominees Limited                                                32,000


Schedule B

State Street Bank & Trust Co.                                       44,800

Citibank                                                             8,800

RBSTB Nominees Ltd.                                                  1,100

Citibank NA                                                         25,700

Deutsche Bank AG                                                     1,600

HSBC Bank plc                                                        1,100

Mellon Bank N.A.                                                    93,100

ROY Nominees Limited                                                17,900

Mellon Nominees (UK) Limited                                       735,143


Schedule B

HSBC                                                                21,900

JP Morgan Chase Bank                                               617,367

TOTAL                                                           19,256,578

Schedule B

                        Capital International Limited

Registered Name                                               Local Shares

State Street Nominees Limited                                      204,562

Bank of New York Nominees                                        1,365,848

Northern Trust                                                     965,446

Chase Nominees Limited                                           2,056,979

Midland Bank plc                                                   101,900

Bankers Trust                                                      119,000

Barclays Bank                                                       70,500

Citibank London                                                    113,966


Schedule B

Morgan Guaranty                                                     86,900

Nortrust Nominees                                                  863,944

Royal Bank of Scotland                                             753,600

MSS Nominees Limited                                                80,700

State Street Bank & Trust Co.                                      328,200

National Westminster Bank                                          120,300

Lloyds Bank                                                         58,700

Citibank NA                                                         30,500

Deutsche Bank AG                                                   317,719


Schedule B


Chase Manhattan Nominee Ltd.                                        78,200

HSBC Bank plc                                                      431,100

Mellon Bank NA                                                      64,400

KAS UK                                                              77,925

Bank One London                                                    129,900

Clydesdale Bank plc                                                 89,300

HSBC                                                                 9,800

JP Morgan Chase Bank                                                20,100

TOTAL                                                            8,539,489


Schedule B

                          Capital International SA

Registered Name                                               Local Shares

State Street Nominees Limited                                       16,036

Bank of New York Nominees                                           14,300

Chase Nominees Limited                                             461,302

Credit Suisse London Branch                                         30,000

Midland Bank plc                                                   101,700

Barclays Bank                                                       12,800

Brown Bros.                                                          3,600

Nortrust Nominees                                                   13,800


Schedule B

Morgan Stanley                                                      16,200

Royal Bank of Scotland                                             148,636

J.P. Morgan                                                      1,301,883

National Westminster Bank                                           16,700

Lloyds Bank                                                         24,800

RBSTB Nominees Ltd.                                                 60,100

Deutsche Bank AG                                                    67,352

HSBC Bank plc                                                      327,000

TOTAL                                                            2,616,209


Schedule B



                         Capital International. Inc.

Registered Name                                                 Local Shares

State Street Nominees Limited                                      268,853

Bank of New York Nominees                                          232,168

Chase Nominees Limited                                             349,500

Midland Bank plc                                                    29,500

Bankers Trust                                                       13,200

Nortrust Nominees                                                  218,057

State Street Bank & Trust Co.                                      290,596

Citibank NA                                                         57,987


Schedule B


HSBC Bank plc                                                      26,800

TOTAL                                                           1,486,661

Schedule B

                Capital Research and Management Company

Registered Name                                               Local Shares

State Street Nominees Limited                                     750,000

Chase Nominees Limited                                         23,004,272

TOTAL                                                          23,754,272




SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 23 February, 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary